COMPLIANCE CERTIFICATE

WISDOM.IO INC.

March 6, 2026

THIS COMPLIANCE CERTIFICATE (this "***Certificate***") is being prepared and delivered pursuant to the requirement of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) by Wisdom.io Inc. (the "***Issuer***"). The Issuer, through its undersigned officer and directors, hereby certifies:

(1) the Issuer has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR (the "***Form***") and has duly caused this Form to be signed on its behalf by the duly authorized undersigned;

(2) the Statement of Financial Condition of the Issuer included in this Form and attached hereto as Exhibit A is true, correct, and complete in all material respects; and

(3) the financial statements of the Issuer included in this Form and attached hereto as Exhibit B are true, correct, and complete in all material respects.

IN WITNESS WHEREOF, the undersigned executed this Certificate as of the date set forth above.

WISDOM.IO INC.

By: Signed by: Cathy Minter 1F76139483F34B6...
Catherine Minter, CEO

By: Signed by: Dawn Newsome 0D3724CC421F466...
Dawn Newsome, President

EXHIBIT A

STATEMENT OF FINANCIAL CONDITION

Liquidity and Capital Resources

As of March 2026, Wisdom.io Inc. ("Wisdom", "our", "we") maintains strong liquidity with cash and cash equivalents of $401,486, representing a significant increase from $62,696 at year-end 2025. Total current assets stand at $543,619, providing ample working capital to support our ongoing pilot operations and business development activities.

Our capital structure as of March 2026 includes total equity of $585,951 and long-term liabilities of $75,000. The company has minimal short-term debt obligations, with total current liabilities of only $18,621, primarily consisting of credit cards ($8,274) and other current liabilities ($10,347). We have no accounts payable outstanding.

Historical Results of Operations

For the year ended December 31, 2025, Wisdom recorded an operating loss of $548,586 on no revenue, as the company remained in pre-revenue development stage. Operating expenses totaled $541,592, reflecting investments in product development, pilot operations, and team building. Cost of sales of $6,994 related to pilot deployment activities.

For the three-month period ending March 2026, the operating loss was $157,061 with operating expenses of $152,723 and cost of sales of $4,338. The company remains pre-revenue as we scale our B2B pilot partnerships with Griswold Home Care and other non-medical homeware agencies.

Capital Raising Activities

The company has successfully raised capital through SAFE note offerings, including funding from the RK Mellon Foundation and this Reg CF offering. As of March 2026, financing activities generated $490,736 in cash inflows year-to-date.

Going Concern

Based on current cash position and planned fundraising activities, management believes the company has sufficient resources to fund operations through October 2026. The substantial cash position and low current liabilities provide Wisdom with adequate runway to execute our operational plan through our pilot phase expansion from 30 to 500 homes. Additional capital will be required to achieve profitability and scale beyond our current pilot phase.

EXHIBIT B

FINANCIAL STATEMENTS

[Attached]



Wisdom.io

Annual Financial Report

2025



This report is prepared solely for the confidential use of Wisdom.io.

In the preparation of this report, Zeni has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Zeni neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Team Zeni

Wisdom.io - Profit & Loss

	2024	2025
Revenue	-	-
Cost of Sales	$0	$6,994
Gross Profit	**$0**	**($6,994)**
Operating Expenses (OPEX)	$91,784	$541,592
Earnings Before Interest & Tax	**($91,784)**	**($548,586)**
Other Income	$108	$1,598
Other Expenses	$1,406	$15
Net Other Income	**($1,297)**	**$1,583**
Net Income	**($93,082)**	**($547,003)**

Wisdom.io - Balance Sheet Statement

	2024	2025
Assets		
Cash and Equivalents	$7,599	$62,696
Accounts Receivable	-	-
Other Current Assets	$23,300	$144,283
Total Current Assets	**$30,899**	**$206,979**
Fixed Assets	-	-
Investments or Other Non-Current Assets	$133,027	$135,952
Total Assets	**$163,926**	**$342,931**
Liabilities		
Accounts Payable	$0	$0
Credit Cards	$3,624	$4,177
Other Current Liabilities	$0	$6,299
Total Current Liabilities	**$3,624**	**$10,476**
Long Term Liabilities	$0	$25,000*
Total Non-Current Liabilities	**$0**	**$25,000**
Total Liabilities	**$3,624**	**$35,476**
Equity		
Equity	$160,302	$307,455
Total Equity	**$160,302**	**$307,455**
Total Liabilities & Equity	**$163,926**	**$342,931**

* Note on Long Term Liabilities
This number reflects investment in Wisdom.io made via simple agreement for future equity, or SAFE.

Wisdom.io - Cash Flow Statement

	2024	2025
Operating Activities		
Net Income	**($93,082)**	**($547,003)**
Adjustments	($19,676)	($114,131)
Cash Flow from Operating Activities	**($112,758)**	**($661,133)**
Investing Activities		
Cash Flow from Investing Activities	**($133,027)**	**($2,925)**
Financing Activities		
Cash Flow from Financing Activities	**$253,384**	**$719,155**
Change in Cash & Equivalents	**$7,599**	**$55,097**
Cash & Equivalents, Opening Balance	$0	$7,599
Cash & Equivalents, Closing Balance	$7,599	$62,696

Wisdom.io Confidential - Cash Flow